

82-32603


EXPLORATION
INC.

A GROSSO GROUP COMPANY



Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

American Stock Exchange: IMR
TSX Venture Exchange: IMR
Frankfurt Stock Exchange: IMT (WKN 884971)

NEWS RELEASE – February 16, 2006

UPDATED RESOURCE ESTIMATE AND METALLURGICAL RESULTS AT IMA's NAVIDAD PROJECT

IMA Exploration Inc. (IMR-AMEX , IMR-TSX.V) is pleased to announce the results of an updated resource estimate at the Company's Navidad Project in Patagonia, Argentina. This new estimate was completed to provide a high quality data set for the ongoing scoping study and it includes results from recent infill and perimeter drilling at the Galena Hill, Connector Zone, Navidad Hill, and Calcite Hill deposits, and new resources at Calcite NW. This estimate now integrates previous resource estimates of the individual deposits into one global block model. Navidad Project Indicated Resources are now estimated at **93.4 million tonnes grading 102 g/t silver and 1.41% lead for a total of 305.7 million ounces of contained silver and 2.90 billion pounds of lead (1.32 million tonnes)**, making the Navidad discovery a truly world class silver-lead deposit.

In addition, the Company is pleased to release highly encouraging preliminary results from metallurgical testwork using thiosulphate to leach silver from oxidized silver (pyrite) concentrates from Galena Hill. Pressure oxidation followed by atmospheric leaching with thiosulphate has achieved silver recoveries of up to 89%. These results are important as this process would allow the production of silver metal on site using environmentally benign reagents.

With the addition of Indicated and Inferred resources at Calcite NW, the company has now defined nearly continuous, near-surface resources at the Navidad Trend over a strike length of 3.6 km at a cutoff grade of 50 g/t of silver equivalent (AgEq[1]). No resources have yet been estimated along the 8 km long Argenta Trend, where limited drilling on the Loma de la Plata target has returned significant high-grade silver intersections. Table 1 shows the current resources broken down by deposit at a cut-off grade of 50 g/t AgEq, tables 2 and 3 below show project total Indicated and Inferred Resources at various cut-off grades. More complete tables showing the resources broken down by deposit at different cut-off grades and a map showing the distribution of currently estimated resources are available at the company's website www.imaexploration.com.

This resource estimate was undertaken at the current time such that the unified block model would be available to Pincock, Allen and Holt, of Denver, Colorado who have recently initiated a scoping study that will examine the preliminary technical, legal, social, environmental and economic aspects of the Navidad Project. Mineralization at the recently discovered Calcite NW deposit is not yet fully delineated, drilling is currently underway to determine the ultimate size of this deposit.

Table 1: Navidad resources by deposit at 50 g/t AgEq[1] cut-off.

Deposit	Thousand Tonnes	Silver (g/t)	Lead (%)	Contained Silver (M ozs)	Contained Lead (M lbs)
Galena Hill					
Indicated	55,728	103	2.00	184.7	2,457
Inferred	2,880	33	1.65	3.0	105
Connector Zone					
Indicated	5,591	89	0.40	16.0	49
Inferred	1,157	84	0.28	3.1	7
Navidad Hill					
Indicated	12,803	119	0.45	49.1	127
Inferred	1,302	87	0.59	3.6	17
Calcite Hill					
Indicated	13,066	99	0.68	41.6	195
Inferred	399	93	0.35	1.2	3
Calcite NW					
Indicated	6,205	72	0.52	14.3	71
Inferred	5,325	70	0.64	12.1	75
Project Total					
Indicated	93,393	102	1.41	305.7	2,900
Inferred	11,063	65	0.85	23.0	207

The current resource estimate was prepared by Christine Standing, B.Sc.(Hons), MAusIMM, of Snowden Mining Industry Consultants Pty Ltd who is an Independent Qualified Person as defined by National Instrument 43-101 and has verified the technical information relating to resources contained in this news release. A technical report detailing the results of this resource estimate will be publicly available on SEDAR (www.sedar.com) within the next 45 days.

Reported base-case tonnages and grades were calculated using a cut-off grade of 50g/t silver equivalent. This cut-off was chosen as it reflects a contained gross metal value that is similar to many bulk-tonnage operations worldwide. To date, no analysis has been completed to determine the economic cut-off grade that will ultimately be applied to the Navidad Project. Silver equivalent was calculated using silver (US$6.00/oz) and lead (US$0.35/lb) values only; it did not include any factors for variable metal recoveries. Previous resource estimates have incorporated copper and zinc metal values in addition to silver and lead in the silver equivalent. This change was made as metallurgical testwork to date suggests that copper and zinc are not expected to be recovered in sufficient quantity to add significantly to the value of concentrates produced. This change is important as it has the effect of raising the silver and/or lead grade required to include mineralized material in the resource, and has reduced the tonnage but raised the silver and lead grades in each deposit. Using the previous 50 g/t silver equivalent cut-off (including silver, lead, copper, and zinc), the current Project total Indicated Resources would be: 108.0 million tonnes at 91 g/t silver and 1.25% lead for total contained metals of 316.5 million ounces silver and 2.98 billion pounds of lead. These numbers are presented for comparison purposes only and investors are cautioned that they are not valid as copper and zinc are not expected to be recovered and do not contribute to the current resources.

Metallurgical testwork to date on material from the Navidad Project has focused on using flotation technology to produce a high-grade, saleable lead concentrate and variable-grade silver concentrates. In the case of Galena Hill,

the pyritic silver concentrates will require further on-site treatment to produce silver dore (see Dec 1, 2005 press release). Recently, testwork performed at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that these silver concentrates are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The company is highly encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign lixiviant rather than the more commonly used sodium cyanide. Calcium thiosulphate is routinely used as fertilizer in the agricultural industry.

Table 2: Navidad Project total Indicated Resources.

Cut-off Grade (g/t AgEq[1])	Thousand Tonnes	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Contained Silver (M ozs)	Contained Lead (M lbs)
50	**93,393**	**102**	**0.05**	**1.41**	**0.16**	**305.73**	**2,900**
60	83,134	110	0.05	1.52	0.17	293.86	2,792
80	74,498	118	0.05	1.64	0.18	281.83	2,690
100	66,615	126	0.05	1.76	0.19	269.06	2,583
200	53,715	141	0.06	2.01	0.21	243.99	2,376
300	22,456	213	0.06	3.03	0.29	153.57	1,498

Table 3: Navidad Project total Inferred Resources.

Cut-off Grade (g/t AgEq[1])	Thousand Tonnes	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Contained Silver (M ozs)	Contained Lead (M lbs)
50	**11,063**	**65**	**0.03**	**0.85**	**0.12**	**23.03**	**207**
60	9,056	72	0.03	0.91	0.12	20.93	183
80	5,576	92	0.04	1.02	0.13	16.44	125
100	3,920	107	0.04	1.11	0.14	13.43	96
200	597	145	0.06	2.50	0.26	2.77	33
300	41	312	0.17	1.02	0.13	0.41	1

Notes:
1. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Definition Standards on Mineral Resources and Reserves, 2004".
4. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate will be filed at www.sedar.com as is required by Security Commission regulations.
5. An '*Inferred Mineral Resource*' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
6. An '*Indicated Mineral Resource*' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of

technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2006 Number 2